UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-07792

POGO PRODUCING COMPANY LLC

(Exact name of registrant as specified in its charter)

700 Milam, Suite 3100

Houston, Texas 77002

(713) 579-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.875% Senior Subordinated Notes due 2013

6.625% Senior Subordinated Notes due 2015

6.875% Senior Subordinated Notes due 2017

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

7.875% Senior Subordinated Notes due 2013: None

6.625% Senior Subordinated Notes due 2015: None

6.875% Senior Subordinated Notes due 2017: Three

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Pogo Producing Company LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 6, 2007	By:	/s/ JOHN F. WOMBWELL
Name: John F. Wombwell Title: Vice President and Secretary